Mail Stop 4561
								December 15, 2005

By U.S. Mail and facsimile to (601) 268-8904


Donna T. Rutland
Senior VP and Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS  39402

Re:	The First Bancshares, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
	March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 33-94288

Dear Ms. Rutland:

      We have reviewed the above filings and have the following comment. Where indicated, we think you should revise future filings of your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as possible in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We have limited our review of your filings to those issues we have addressed in our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-KSB for the period ended December 31, 2004

Item 8A. Controls and Procedures

1. We note that Item 8A of your Form 10-KSB does not address whether or not you had any changes to internal controls over financial reporting during the fourth quarter ended December 31, 2004 as required by Item 308(c) of Regulation S-K. We further note that Item
3 of your Form 10-Qs for the periods ended March 31, 2005, June
30,
2005 and September 30, 2005 disclose that there have been not significant changes in your internal controls subsequent to the date of the evaluation of your disclosure controls and procedures. These disclosures, however, do not address whether there were any changes in internal control over financial reporting during your each of the fiscal quarters covered by your reports.

For each of the fiscal quarters ended December 31, 2004 through September 30, 2005, please tell us whether you identified any changes in your internal control over financial reporting that occurred during each of the quarters covered by the corresponding annual and quarterly reports. Please also provide us with the proposed disclosures you will use in your Form 10-KSB for the period ended December 31, 2005 to meet the requirements of Item 308(c) of Regulation S-K.


*    *    *    *    *    *    *


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant, at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief




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Donna T. Rutland
The First Bancshares, Inc.
December 15, 2005
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